February 2011

Pricing Supplement No. 1134
Registration Statement No. 333-155535
Dated February 22, 2011
Filed pursuant to Rule 424(b)(2)

JPMorgan Chase & Co.

STRUCTURED INVESTMENTS

Opportunities in Currencies

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012

Performance Leveraged Upside Securities[SM]

The PLUS are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, do not guarantee any return of your principal at maturity and have the terms described in the accompanying product supplement no. MS-11-A-I, the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement. At maturity, an investor will receive an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the performance of an equally-weighted basket of twelve currencies relative to the U.S. dollar, subject to the maximum payment at maturity. If the basket appreciates as a whole over the term of the PLUS, an investor will receive at maturity an amount in cash that will be greater than the stated principal amount, subject to the maximum payment at maturity. Conversely, if the basket depreciates as a whole over the term of the PLUS, an investor will receive an amount in cash that will be less than the stated principal amount and could be zero. All payments on the PLUS are subject to the credit risk of JPMorgan Chase & Co.
There is no minimum payment at maturity on the PLUS and, accordingly, the investor may lose some or all of the stated principal amount of the PLUS.

FINAL TERMS

Issuer:	JPMorgan Chase & Co.
Maturity date:	March 6, 2012, subject to adjustment for certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-11-A-I
Aggregate principal amount:	$16,772,900

Basket:

Basket currencies	Weighting	Reference source	Applicable time	Initial Exchange Rate
Mexican peso ("MXN")	1/12	Reuters: WMRSPOT10	11:00 a.m., New York Time	12.079
Brazilian real ("BRL")	1/12	Reuters: BRFR	6:00 p.m., Sao Paulo Time	1.6694
Chilean peso ("CLP")	1/12	Reuters: CLPOB=	3:15 p.m., New York Time	470.76
Polish zloty ("PLN")	1/12	Reuters: WMRSPOT06	11:00 a.m., New York Time	2.8838
Turkish lira ("TRY")	1/12	Reuters: WMRSPOT07	11:00 a.m., New York Time	1.5897
South African rand ("ZAR")	1/12	Reuters: WMRSPOT17	11:00 a.m., New York Time	7.1192
Israeli new shekel ("ILS")	1/12	Reuters: BOIJ	3:00 p.m., Tel-Aviv Time	3.6340
Chinese renminbi ("CNY")	1/12	Reuters: SAEC	9:15 a.m., Shanghai Time	6.5772
Indian rupee ("INR")	1/12	Reuters: RBIB	12:30 p.m., Mumbai Time	45.200
South Korean won ("KRW")	1/12	Reuters: KFTC18	3:30 p.m., Seoul Time	1125.9
New Taiwan dollar ("TWD")	1/12	Reuters: TAIFX1-NDF	11:15 a.m., Taipei Time	29.580
Malaysian ringgit ("MYR")	1/12	Reuters: ABSIRFIX01	11:00 a.m., Kuala Lumpur Time	3.0515

Payment at maturity:

- If the final basket value is *greater than* the initial basket value, which means the basket of currencies **strengthens** relative to the U.S. dollar, for each $10 stated principal amount PLUS,
  $10 + leveraged upside payment
  In no event will the payment at maturity exceed the maximum payment at maturity.
- If the final basket value is *less than or equal to* the initial basket value, which means the basket of currencies **remains unchanged or weakens** relative to the U.S. dollar, for each $10 stated principal amount PLUS,
  $10 x (1 + basket performance)
  Because in this scenario, the basket performance will be zero or negative, this amount will be equal to or less than the stated principal amount of $10 and could be $0. There is no minimum payment at maturity on the PLUS.

Leveraged upside payment:	$10 x leverage factor × basket performance
Basket performance:	(final basket value – initial basket value) / initial basket value
Initial basket value:	Set equal to 100 on the pricing date
Final basket value:	The basket closing value on the valuation date
Basket closing value:	The basket closing value on the valuation date will be calculated as follows: 100 × [1 + sum of (currency performance of each basket currency × weighting of each such basket currency)]
Currency performance:	With respect to each basket currency: 1 – (final exchange rate / initial exchange rate) *This formula effectively caps the contribution of each basket currency to a 100% return but does not limit the downside. See "How Do Currency Exchange Rates Work," "Hypothetical Payouts on the PLUS at Maturity — Example 2" and "Fact Sheet" in this document for more information.*
Valuation date:	March 1, 2012, subject to adjustment for non-currency business days or certain market disruption events and as described under "Description of PLUS — Postponement of a Calculation Date" in the accompanying product supplement no. MS-11-A-I
Leverage factor:	250%
Maximum payment at maturity:	$16.00 (160.00% of the stated principal amount) per PLUS.
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see "Commissions and issue price" below)
Pricing date:	February 22, 2011
Original issue date:	February 25, 2011 (3 business days after the pricing date)
CUSIP / ISIN:	46634X419 / US46634X4198
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC ("JPMS")

Commissions and issue price:	**Price to Public(1)(2)**	**Fees and Commissions(2)(3)**	**Proceeds to Issuer**
Per PLUS	$10.00	$0.125	$9.875
Total	$16,772,900	$209,661.25	$16,563,238.75

(1) *The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-19 of the accompanying product supplement no. MS-11-A-I.*
(2) *The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.950 per PLUS. Please see "Syndicate Information" on page 5 for further details.*
(3) *JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.125 per $10 stated principal amount PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB"). See "Underwriting (Conflicts of Interest)" beginning on page PS-31 of the accompanying product supplement no. MS-11-A-I.*

Investing in the PLUS involves a number of risks. See "Risk Factors" on page PS-10 of the accompanying product supplement no. MS-11-A-I and "Risk Factors" beginning on page 10 of this pricing supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the PLUS or passed upon the accuracy or the adequacy of this document or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement no. MS-11-A-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Product supplement no. MS-11-A-I dated February 1, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211000678/e41879_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

JPMORGAN CHASE & CO.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities^{SM}

How Do Currency Exchange Rates Work?

- Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

- The exchange rate for each of the basket currencies is expressed as the number of units of that currency per U.S. dollar. As a result, a **decrease** in the exchange rate means that the relevant basket currency has **appreciated / strengthened** relative to the U.S. dollar. This means that it takes fewer of the relevant basket currency to purchase one (1) U.S. dollar on the relevant valuation date than it did on the pricing date.

  ➢ In this example, the Mexican peso strengthens from the initial exchange rate of 12.00 to the final exchange rate of 11.00, resulting in the currency performance of 1 – (11.00/12.00) = approximately 8.33%.

Initial Exchange Rate (# MXN / 1 USD)	Final Exchange Rate (# MXN / 1 USD)
12.00	11.00

  ➢ In this example, the Mexican peso strengthens to the fullest extent possible from the initial exchange rate of 12.00 to the final exchange rate of 0.0001 (possibly due to a hypothetical devaluation of the U.S. dollar), resulting in the currency performance of 1 – (0.0001/12.00) = approximately 99.99%.

Initial Exchange Rate (# MXN / 1 USD)	Final Exchange Rate (# MXN / 1 USD)
12.00	0.0001

This example illustrates that, because the currency performance is calculated by subtracting the fraction equal to the final exchange rate divided by the initial exchange rate from 1, the maximum possible currency performance for each basket currency will be no greater than 100%. However, any possible decline in the basket currencies is not so limited as shown in the examples below.

- Conversely, an **increase** in the exchange rate means that the relevant basket currency has **depreciated / weakened** relative to the U.S. dollar. This means that it takes more of the relevant basket currency to purchase one (1) U.S. dollar on the relevant valuation date than it did on the pricing date.

  ➢ In this example, the Mexican peso weakens from the initial exchange rate of 12.00 to the final exchange rate of 15.00, resulting in the currency performance of 1 – (15.00/12.00) = –25.00%.

Initial Exchange Rate (# MXN / 1 USD)	Final Exchange Rate (# MXN / 1 USD)
12.00	15.00

  ➢ In this example, the Mexican peso is seriously devalued and weakens from the initial exchange rate of 12.00 to the final exchange rate of 75.00, resulting in the currency performance of 1 – (75.00/12.00) = – 525.00%.

Initial Exchange Rate (# MXN / 1 USD)	Final Exchange Rate (# MXN / 1 USD)
12.00	75.00

Because the currency performance is calculated in the manner described above, there is no limit on the negative performance of any basket currency. Consequently, even if eleven of the basket currencies were to appreciate significantly relative to the U.S. dollar, that positive performance could be more than offset by a severe depreciation of the twelfth basket currency so that you lose your entire initial investment in the PLUS.

  Actual initial exchange rates and final exchange rates will vary from those used in the examples above.

-

JPMORGAN CHASE & CO.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities℠

Fact Sheet

The PLUS are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, do not guarantee any return of your principal at maturity and have the terms described in product supplement no. MS-11-A-I, the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement. At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the performance of the basket as a whole relative to the U.S. dollar. If the basket appreciates as a whole over the term of the PLUS, an investor will receive at maturity an amount in cash that will be greater than the stated principal amount, subject to the maximum payment at maturity. Conversely, if the basket depreciates as a whole over the term of the PLUS, an investor will receive an amount in cash that will be less than the stated principal amount and could be zero. The PLUS are senior notes issued as part of JPMorgan Chase & Co.'s Series E Medium-Term Notes program. All payments on the PLUS are subject to the credit risk of JPMorgan Chase & Co.

Key Dates

Pricing date:	Original issue date (settlement date):	Maturity date:
February 22, 2011	February 25, 2011	March 6, 2012, subject to postponement due to a market disruption event and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-11-A-I.

Key Terms

Issuer: JPMorgan Chase & Co.

Basket:

Basket currencies	Weighting	Reference source	Applicable time	Initial Exchange Rate
Mexican peso ("MXN")	1/12	Reuters: WMRSPOT10	11:00 a.m., New York Time	12.079
Brazilian real ("BRL")	1/12	Reuters: BRFR	6:00 p.m., Sao Paulo Time	1.6694
Chilean peso ("CLP")	1/12	Reuters: CLPOB=	3:15 p.m., New York Time	470.76
Polish zloty ("PLN")	1/12	Reuters: WMRSPOT06	11:00 a.m., New York Time	2.8838
Turkish lira ("TRY")	1/12	Reuters: WMRSPOT07	11:00 a.m., New York Time	1.5897
South African rand ("ZAR")	1/12	Reuters: WMRSPOT17	11:00 a.m., New York Time	7.1192
Israeli new shekel ("ILS")	1/12	Reuters: BOIJ	3:00 p.m., Tel-Aviv Time	3.6340
Chinese renminbi ("CNY")	1/12	Reuters: SAEC	9:15 a.m., Shanghai Time	6.5772
Indian rupee ("INR")	1/12	Reuters: RBIB	12:30 p.m., Mumbai Time	45.200
South Korean won ("KRW")	1/12	Reuters: KFTC18	3:30 p.m., Seoul Time	1125.9
New Taiwan dollar ("TWD")	1/12	Reuters: TAIFX1-NDF	11:15 a.m., Taipei Time	29.580
Malaysian ringgit ("MYR")	1/12	Reuters: ABSIRFIX01	11:00 a.m., Kuala Lumpur Time	3.0515

Aggregate principal amount:	$16,772,900
Issue price:	$10 per PLUS (see "Syndicate Information" on page 5)
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Payment at maturity:	▪ If the final basket value is *greater than* the initial basket value, which means the basket of currencies **strengthens** relative to the U.S. dollar, for each $10 stated principal amount PLUS, $10 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* ▪ If the final basket value is *less than or equal to* the initial basket value, which means the basket of currencies **remains unchanged or weakens** relative to the U.S. dollar, for each $10 stated principal amount PLUS, $10 x (1 + basket performance) *Because in this scenario, the basket performance will be zero or negative, this amount will be equal to or less than the stated principal amount of $10 and could be $0. There is no minimum payment at maturity on the PLUS.*
Leveraged upside payment:	$10 x leverage factor x basket performance
Basket performance:	(final basket value – initial basket value) / initial basket value
Leverage factor:	250%
Initial basket value:	Set equal to 100 on the pricing date
Final basket value:	The basket closing value on the valuation date
Basket closing value:	The basket closing value on the valuation date will be calculated as follows: 100 × [1 + sum of (currency performance of each basket currency × basket currency weighting of each such basket currency)]
Currency performance:	With respect to each basket currency: 1 – (final exchange rate / initial exchange rate) *This formula effectively caps the contribution of each basket currency to a 100% return but does not limit the downside. See "How Do Currency Exchange Rates Work," "Hypothetical Payouts on the PLUS at Maturity — Example 2" and "Fact Sheet" in this document for more information.*
Initial exchange rate:	With respect to each basket currency, the exchange rate as posted on the applicable reference source on the pricing date.

JPMORGAN CHASE & CO.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities^{SM}

Final exchange rate:	With respect to each basket currency, the exchange rate as posted on the applicable reference source on the valuation date.
Exchange rate:	With respect to each basket currency on any currency business day, the reference currency per one U.S. dollar spot rate in the interbank market, in each case as reported by the applicable reference source at approximately the applicable time.
Currency business day:	A "currency business day," with respect to each basket currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the applicable Basket Currency (Mexico City, Mexico with respect to the Mexican peso, Sao Paulo, Brazil with respect to the Brazilian real, Santiago, Chile with respect to the Chilean peso, Warsaw, Poland with respect to the Polish zloty, Istanbul, Turkey with respect to the Turkish lira, Johannesburg, South Africa with respect to the South African rand, Tel-Aviv, Israel, with respect to the Israeli new shekel, Shanghai, China with respect to the Chinese renminbi, Mumbai, India with respect to the Indian rupee, Seoul, South Korea, with respect to the South Korean won, Taipei, Taiwan with respect to the New Taiwan dollar and Kuala Lumpur, Malaysia with respect to the Malaysian ringgit and (b) banking institutions in The City of New York and such principal financial center for such basket currency are not otherwise authorized or required by law, regulation or executive order to close.
Valuation date:	March 1, 2012, subject to adjustment for non-currency business days or certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-11-A-I
Maximum payment at maturity:	$16.00 (160.00% of the stated principal amount) per PLUS.
Adjustment of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled valuation date is not a currency business day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than three business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the third business day following the valuation date as postponed.
Base currency:	For purposes of the accompanying product supplement, the U.S. dollar is the base currency.
Risk factors:	**Please see "Risk Factors" beginning on page 10.**

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

General Information	
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	46634X419 / US46634X4198
Minimum ticketing size:	100 PLUS
Tax considerations:	You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-11-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your PLUS should be treated as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your PLUS will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code"). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a "Section 988 Election"). Although the matter is uncertain, it is reasonable to treat the Section 988 Election as available. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a PLUS, all gain or loss you recognize on a sale or exchange of that PLUS should be treated as long-term capital gain or loss, assuming that you have held the PLUS for more than one year. A Section 988 Election with respect to a PLUS is made by (a) clearly identifying the PLUS on your books and records, on the date you acquire it, as being subject to this election and (b) filing the relevant statement verifying this election with your U.S. federal income tax return, or by obtaining independent verification under procedures set forth in the Treasury Regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election.
	However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the PLUS, in which case the timing and character of any income or loss on the PLUS could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the PLUS is properly treated as a debt instrument denominated in a foreign currency. The PLUS are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the PLUS for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.
	The discussion in the preceding paragraphs, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of PLUS.
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Use of proceeds and hedging:	The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the PLUS.
	For further information on our use of proceeds and hedging, see "Use of Proceeds" in the accompanying product supplement no. MS-11-A-I.
Benefit plan investor considerations:	See "Benefit Plan Investor Considerations" in the accompanying product supplement no. MS-11-A-I.
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).

Syndicate Information		
Issue price of the PLUS	**Commissions**	**Principal amount of PLUS for any single investor**
$10.0000	$0.1250	<$1MM
$9.9750	$0.1000	≥$1MM and <$3MM
$9.9625	$0.0875	≥$3MM and <$5MM
$9.9500	$0.0750	≥$5MM

MSSB may reclaim selling concessions allowed to individual brokers within MSSB in connection with the offering if, within 30 days of the offering, MSSB repurchases the PLUS distributed by such brokers.

This pricing supplement represents a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying product supplement no. MS-11-A-I, the prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10 per PLUS
Leverage factor:	250%
Maximum payment at maturity:	$16.00 (160.00% of the stated principal amount) per PLUS



How it works

▪ If the final basket value is greater than the initial basket value, for each $10 principal amount PLUS, investors will receive the $10 stated principal amount plus 250% of the appreciation of the basket closing value over the term of the PLUS, subject to the maximum payment at maturity. In the payoff diagram, an investor will realize the maximum payment at maturity at a final basket value of 24% of the initial basket value.

  ▪ If the final basket value is greater than the initial basket value by 4%, the investor will receive a 10% return, or $11 per PLUS.

  ▪ If the final basket value is greater than the initial basket value by 30%, the investor will receive only the maximum payment at maturity of $16.00 per PLUS, or 160.00% of the stated principal amount.

▪ If the final basket value is less than or equal to the initial basket value, the investor will receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the basket closing value.

  ▪ If the final basket value is less than the initial basket value by 10%, the investor would lose 10% of its principal and receive only $9 per PLUS at maturity, or 90% of the stated principal amount.

JPMorgan Chase & Co.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

Hypothetical Payouts on the PLUS at Maturity

Below are two examples of how to calculate the basket performance and the payment at maturity based on the hypothetical exchange rates in the respective tables below. The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

The exchange rates for each of the basket currencies are expressed as the number of units of the applicable basket currency per U.S. dollar. For each basket currency, a decrease in the exchange rate means that such basket currency has appreciated/strengthened relative to the U.S. dollar and an increase in the exchange rate means that such basket currency has depreciated/weakened relative to the U.S. dollar.

Example 1: The final basket value is *greater than* the initial basket value.

Basket Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Currency Performance
MXN	1/12	12.00	11.520	4%
BRL	1/12	1.70	1.632	4%
CLP	1/12	480.00	460.800	4%
PLN	1/12	3.00	2.880	4%
TRY	1/12	1.60	1.536	4%
ZAR	1/12	7.00	6.720	4%
ILS	1/12	3.50	3.360	4%
CNY	1/12	6.50	6.240	4%
INR	1/12	45.00	43.200	4%
KRW	1/12	1110.00	1065.600	4%
TWD	1/12	30.00	28.800	4%
MYR	1/12	3.00	2.880	4%

Basket performance = (final basket value – initial basket value) / initial basket value

Initial basket value = 100

Final basket value = 100 × [1 + sum of (currency return of each basket currency × weighting of each such basket currency)]

Using the hypothetical exchange rates above, the sum of the currency return of each basket currency times the weighting of each such basket currency:

$$[1 - (11.520 / 12.00)] \times 1/12 = 0.333\%, \text{plus}$$
$$[1 - (1.632 / 1.70)] \times 1/12 = 0.333\%, \text{plus}$$
$$[1 - (460.800 / 480.00)] \times 1/12 = 0.333\%, \text{plus}$$
$$[1 - (2.880 / 3.00)] \times 1/12 = 0.333\%, \text{plus}$$
$$[1 - (1.536 / 1.60)] \times 1/12 = 0.333\%, \text{plus}$$
$$[1 - (6.720 / 7.00)] \times 1/12 = 0.333\%, \text{plus}$$
$$[1 - (3.360 / 3.50)] \times 1/12 = 0.333\%, \text{plus}$$
$$[1 - (6.240 / 6.50)] \times 1/12 = 0.333\%, \text{plus}$$
$$[1 - (43.240 / 45.00)] \times 1/12 = 0.333\%, \text{plus}$$
$$[1 - (1065.600 / 1110.00)] \times 1/12 = 0.333\%, \text{plus}$$
$$[1 - (28.800 / 30.00)] \times 1/12 = 0.333\%, \text{plus}$$
$$[1 - (2.880 / 3.00)] \times 1/12 = 0.333\% = 4\%$$

Final basket value	=	100 × (1 + 0.04), which equals 104
Basket performance	=	(104 – 100) / 100, which equals 4%
Payment at maturity	=	$10 + leveraged upside payment
	=	$10 + ($10 x basket performance x leverage factor)
	=	$10 + ($10 x 4% x 250%)
	=	$11

Because the basket performance is positive, the payment at maturity will equal $1,000 plus the leveraged upside payment. The payment at maturity per PLUS will be $11, or the stated principal amount of $10 plus the leveraged upside payment of $1.

JPMorgan Chase & Co.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

Example 2: The final basket value is *less than* the initial basket value.

Basket Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Currency Performance
MXN	1/12	12.00	0.0001	99.999%
BRL	1/12	1.70	0.0001	99.999%
CLP	1/12	480.00	0.0001	99.999%
PLN	1/12	3.00	0.0001	99.999%
TRY	1/12	1.60	0.0001	99.999%
ZAR	1/12	7.00	0.0001	99.999%
ILS	1/12	3.50	0.0001	99.999%
CNY	1/12	6.50	0.0001	99.999%
INR	1/12	45.00	0.0001	99.999%
KRW	1/12	1110.00	0.0001	99.999%
TWD	1/12	30.00	0.0001	99.999%
MYR	1/12	3.00	64.8000	-2060.000%

Basket performance = (final basket value – initial basket value) / initial basket value

Initial basket value = 100

Final basket value = 100 × [1 + sum of (currency return of each basket currency × weighting of each such basket currency)]

Using the hypothetical exchange rates above, the sum of the currency return of each basket currency times the weighting of each such basket currency:

$$[1 - (0.0001 / 12.00)] \times 1/12 = 8.333\%, \text{ plus}$$
$$[1 - (0.0001 / 1.70)] \times 1/12 = 8.333\%, \text{ plus}$$
$$[1 - (0.0001 / 480.00)] \times 1/12 = 8.333\%, \text{ plus}$$
$$[1 - (0.0001 / 3.00)] \times 1/12 = 8.333\%, \text{ plus}$$
$$[1 - (0.0001 / 1.60)] \times 1/12 = 8.333\%, \text{ plus}$$
$$[1 - (0.0001 / 7.00)] \times 1/12 = 8.333\%, \text{ plus}$$
$$[1 - (0.0001 / 3.50)] \times 1/12 = 8.333\%, \text{ plus}$$
$$[1 - (0.0001 / 6.50)] \times 1/12 = 8.333\%, \text{ plus}$$
$$[1 - (0.0001 / 45.00)] \times 1/12 = 8.333\%, \text{ plus}$$
$$[1 - (0.0001 / 1110.00)] \times 1/12 = 8.333\%, \text{ plus}$$
$$[1 - (0.0001 / 30.00)] \times 1/12 = 8.333\%, \text{ plus}$$
$$[1 - (64.8000 / 3.00)] \times 1/12 = -171.667\% = -80\%$$

Final basket value	=	100 × (1 + -80%), which equals 20
Basket performance	=	(20 – 100) / 100, which equals -100%
Payment at maturity	=	$10 × (1 + basket performance)
	=	$10 × (1 + -80%)
	=	$2

Because the basket performance is less than zero, the payment at maturity will equal (i) $10 times (ii) 1 plus the basket performance, or $2 per PLUS, which is less than the stated principal amount by an amount proportionate to the percentage depreciation of the basket relative to the U.S. dollar.

The basket performance may be equal to or less than 0% even though one or more basket currencies have strengthened relative to the U.S. dollar over the term of the PLUS as this strengthening may be moderated, or wholly offset, by the weakening or lesser strengthening relative to the U.S. dollar of one or more of the other basket currencies. In this example, even though eleven of the twelve basket currencies have each achieved the maximum possible currency performance, the basket performance is negative because the serious devaluation of the twelfth basket currency more than offsets the appreciation of the other three basket currencies and investor loses 80% of its initial investment.

JPMORGAN CHASE & CO.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the final basket value, determined as follows:

If the final basket value is greater than the initial basket value:

$10   +   leveraged upside payment:

subject to the *maximum payment at maturity* for each PLUS,

			Leveraged Upside Payment		
Principal		Principal	Leverage Factor	Basket performance	

$$\$10 \quad + \quad \left[\quad \$10 \quad \times \quad 250\% \quad \times \quad \left(\frac{\text{final basket value} - \text{initial basket value}}{\text{initial basket value}} \right) \quad \right]$$

If the final basket value is less than or equal to the initial basket value:

$10   ✕   (1 + basket performance)

Principal		Basket Performance
$10	✕	(1 + $\dfrac{\text{final basket value} - \text{initial basket value}}{\text{initial basket value}}$)

The payment at maturity in this scenario will therefore be less than or equal to the stated principal amount. There is no minimum payment at maturity on the PLUS.

JPMorgan Chase & Co.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities^{SM}

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. MS-11-A-I. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the PLUS.

- **The PLUS do not pay interest or guarantee return of any principal and your investment in the PLUS may result in a loss.** The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee the payment of any principal amount at maturity. If the final basket value is less than the initial basket value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decline in the basket closing value.

- **Appreciation potential is limited to the maximum payment at maturity.** The appreciation potential of PLUS is limited by the maximum payment at maturity of $16.00 (160.00% of the stated principal amount) per PLUS. Although the leverage factor provides 250% exposure to any amount by which the final basket value is greater than the initial basket value, because the maximum payment at maturity will be limited to 160.00% of the stated principal amount for the PLUS, any amount by which the final basket value is greater than the initial basket value by more than 24.00% will not further increase the return on the PLUS. Moreover, due to the specific formula used to calculate the currency performance for each basket currency, the maximum possible currency performance will be no greater than 100%. For an explanation of this possibility and how the currency performance formula is calculated, see "How Do Currency Exchange Rates Work?" on page 2 and "Hypothetical Payouts on the PLUS at Maturity — Example 2" on page 8.

- **The PLUS are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the PLUS.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the PLUS at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the PLUS.

- **Economic interests of the calculation agent and other affiliates of the issuer may be different from those of investors.** We and our affiliates play a variety of roles in connection with the issuance of the PLUS, including acting as calculation agent and hedging our obligations under the PLUS. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the PLUS. The calculation agent has determined the initial basket value, and will determine the final basket value, and will calculate the amount you will receive at maturity. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, the selection of a successor to a basket currency or calculation of the final share price in the event of a discontinuance of a basket currency, and any anti-dilution adjustments, may affect the payout to you at maturity.

- **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, because the original issue price includes, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the estimated cost of hedging the issuer's obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The PLUS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your PLUS to maturity.

- **The market price of the PLUS is influenced by many unpredictable factors.** Several factors will influence the value of the PLUS in the secondary market and the price at which JPMS may be willing to purchase or sell the PLUS in the secondary market, including: time remaining to maturity, geopolitical conditions and economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events that affect the basket currencies, the exchange rate and the volatility of the exchange rate between the U.S. dollar and the basket currencies and and any actual or anticipated changes in our credit ratings or credit spreads. The price of the basket currencys may be and has recently been volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

- **Changes in the exchange rates of one or more of the basket currencies relative to the U.S. dollar may offset each other**. Exchange rate movements in the basket currencies may not correlate with each other. At a time when one or more of the basket currencies strengthens relative to the U.S. dollar, one or

JPMorgan Chase & Co.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities^{SM}

more of the other basket currencies may weaken relative the U.S. dollar or strengthen to a lesser extent. Therefore, in calculating the basket performance, the strengthening relative to the U.S. dollar of one or more of the basket currencies may be moderated, or wholly offset, by the weakening or lesser strengthening relative to the U.S. dollar of one or more of the other basket currencies.

Moreover, due to the specific formula used to calculate the currency performance for each basket currency, the maximum possible currency performance will be no greater than 100% while there is no comparable limit on the negative performance of a basket currency. Consequently, even if eleven of the basket currencies were to appreciate significantly relative to the U.S. dollar, that positive performance could be more than offset by a severe devaluation of the twelfth basket currency, so that the investor would lose a significant amount or all of its initial investment. For an explanation of this possibility and how the currency performance formula is calculated, see "How Do Currency Exchange Rates Work?" on page 2 and "Hypothetical Payouts on the PLUS at Maturity — Example 2" on page 8.

You can review a table of the historical exchange rates and related graphs of each of the basket currencies and a graph of the historical performance of the basket (assuming that each of the basket currencies is equally weighted) in this pricing supplement under "Historical Information" on page 17 below. You cannot predict the future performance of any of the basket currencies or of the basket as a whole, or whether the strengthening of any of the basket currencies relative to the U.S. dollar will be offset by the weakening of the other basket currencies relative to the U.S. dollar, based on historical performance. In addition, there can be no assurance that the basket performance will be positive so that you will receive at maturity an amount in excess of the stated principal amount of the PLUS. If the basket performance is less than zero, you will receive at maturity an amount that is less, and potentially significantly less, than the amount of your original investment in the PLUS.

- **The PLUS might not pay as much as an investment in the individual basket currencies.** You may receive a lower payment at maturity than you would have received if you had invested in the basket currencies individually, a combination of basket currencies or contracts related to the basket currencies for which there is an active secondary market.

- **The PLUS are subject to currency exchange risk.** Foreign currency exchange rates vary over time, and may vary considerably during the term of the PLUS. The value of a basket currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the countries issuing the basket currencies and the United States, and economic and political developments in other relevant countries or regions.

  Of particular importance to potential currency exchange risk are:

  - existing and expected rates of inflation;

  - existing and expected interest rate levels;

  - the balance of payments; and

  - the extent of government surpluses or deficits in the countries issuing the basket currencies and the United States of America.

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries issuing the basket currencies and the United States and other countries important to international trade and finance.

- **Governmental intervention could materially and adversely affect the value of the PLUS**. Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the basket currencies and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the PLUS is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **Because the basket currencies are emerging markets currencies, the basket is subject to an increased risk of significant adverse fluctuations.** The PLUS are linked to the performance of an equally weighted Basket of twelve currencies, ten of which are emerging markets currencies. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. With respect to any emerging or developing nation,

JPMORGAN CHASE & CO.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the PLUS.

▪ *Mexican peso*

The exchange rate between the Mexican peso and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Mexico or elsewhere, and by macroeconomic factors and speculative actions. Since 1994, the Mexican government has allowed the peso to float freely against the U.S. dollar and since 1982 has not restricted the ability to convert pesos into foreign currencies. The peso depreciated through the late 1990s, stabilized and strengthened in 2001 and depreciated significantly thereafter, due in large part to the worldwide economic slowdown and increased volatility in the foreign exchange markets. In 2008, the Mexican peso continued to depreciate against the dollar on worries about the trouble in the global financial markets. There can be no assurance that the peso will not depreciate significantly in the future, as it has in the past, or that the Mexican government will maintain its current foreign exchange policies. Factors that might affect the likelihood of the government's imposing these or other exchange control restrictions include the extent of Mexico's foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Mexico's debt service burden relative to the economy as a whole, Mexico's policy towards the International Monetary Fund, and political constraints to which Mexico may be subject.

▪ *Brazilian real*

The exchange rate between the Brazilian real and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Brazil or elsewhere, and by macroeconomic factors and speculative actions. The exchange rate is freely negotiated, but may be influenced from time to time by intervention by the Central Bank of Brazil. From 1995 to 1999, the Central Bank of Brazil allowed the gradual devaluation of the real relative to the U.S. dollar. In 1999, the Brazilian real suffered a currency crisis with significant devaluation. Subsequently, the Central Bank of Brazil allowed the exchange rate to float freely, although subject to frequent intervention by the Central Bank of Brazil to manipulate the exchange rate of the Brazilian real for U.S. dollars. Since then the exchange rate has fluctuated considerably. In addition, under certain conditions the government has the ability to restrict the conversion of the real into foreign currencies. Factors that might affect the likelihood of the government's imposing these or other exchange control restrictions include the extent of Brazil's foreign currency reserves, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the International Monetary Fund, and political constraints to which Brazil may be subject.

▪ *Chilean peso*

The Chilean peso has been subject to large devaluations and revaluations in the past and could be subject to significant fluctuations in the future. Prior to 1999, transactions by banks were generally conducted within an exchange rate band set by the Chilean Central Bank, and the Chilean Central Bank intervened in the foreign exchange market in order to maintain the exchange rate within such limits. Since 1999, when the Chilean Central Bank eliminated this band, the Chilean Central Bank has allowed the currency to float against the U.S. dollar and other currencies as part of the Formal Exchange Market discussed below, while retaining the right to intervene in the exchange rate market under certain circumstances. Chile has two currency markets, the Formal Exchange Market and the Informal Exchange Market. The Formal Exchange Market comprises banks and other entities authorized by the Chilean Central Bank. The Informal Exchange Market comprises entities that are not expressly authorized to operate in the Formal Exchange Market, such as most foreign exchange houses and travel agencies that are permitted to operate in the Informal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. Current Chilean regulations require that the Chilean Central Bank be informed of certain transactions and that these transactions be effected through the Formal Exchange Market. The Chilean Central Bank sets a reference exchange rate for the Formal Exchange Market which is reset daily, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the U.S. dollar, the euro and the Japanese yen. The Formal Exchange Market uses this reference exchange rate as a benchmark for effecting transactions in this market. The observed exchange rate, which is publicly reported by the Chilean Central Bank, is computed by taking the weighted average of the previous business day's transactions on the Formal Exchange Market. On April 10, 2008, the Chilean Central Bank announced that it would intervene in the Formal Exchange Market by increasing the level of its international reserves by U.S. $8 billion by purchasing approximately $50 million U.S. dollars daily on the local currency exchange. The Chilean Central Bank has stated that it decided to implement this program in order to strengthen the international liquidity of the Chilean economy in the face of recent uncertainty in the global

JPMorganChase & Co.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

financial markets. This intervention program was launched on April 14, 2008 and is scheduled to continue until the end of 2008. These interventions and any other interventions by the Chilean Central Bank in the foreign exchange market as a response to economic crises, political pressure or otherwise could have a significant adverse effect on the value of the Chilean peso. Factors that could affect the value of the Chilean peso and the likelihood of government intervention or the imposition of certain exchange control restrictions include: the extent of Chile's foreign currency reserves; inflation rates; copper prices (which influence the profitability of Chile's copper exports); events in Brazil and Argentina; the balance of payments; the extent of governmental surpluses and deficits; the size of Chile's debt service burden relative to the economy as a whole, and political constraints to which Chile may be subject.

- *Polish zloty*

The exchange rate between the Polish zloty and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Poland or elsewhere, and by macroeconomic factors and speculative actions. Although the Polish zloty is not officially pegged or linked to other currencies, the National Bank of Poland ("NBP") has in the past actively managed the Polish zloty's value in the years following the 1989 overthrow of Poland's communist regime. In 1989, inflation exploded and reached a four-figure level. At the beginning of the 1990s there was a considerable degree of dollarization of the economy as currency resources were composed in 75% of foreign currencies and only in 25% of zloty funds in cash and in bank accounts. Since 1999, direct inflation target strategy has been utilized in the implementation of monetary policy. Within the framework of this strategy, a body of the NBP called the Monetary Policy Council defines the inflation target and then adjusts the NBP basic interest rates in order to maximize the probability of achieving the target. Since the beginning of 2004, the NBP has pursued a continuous inflation target at the level of 2.5% with a permissible fluctuation band of +/- 1 percentage point. The NBP maintains interest rates at a level consistent with the adopted inflation target by influencing the level of nominal short-term interest rates on the money market. In January 1, 1995, a redenomination of the zloty was performed at a rate of 10,000 old Polish złoty to 1 new zloty. The NBP's policies with respect to interest rates, as a result of political pressure, economic crises or otherwise, could have a significant negative effect on the value of the Polish zloty and, consequently, the basket performance. Factors that might affect the likelihood of the government's imposing these or other exchange control restrictions include European Union requirements, the level of Poland's foreign debt, the extent of Poland's foreign currency reserves, the size of Poland's debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which Poland may be subject. Poland, a member of the European Union, is seeking to adopt the Euro in 2012. Disagreements with the European Union about Poland's budget deficit make the date of adoption uncertain.

- *Turkish lira*

The exchange rate between the Turkish lira and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Turkey or elsewhere, and by macroeconomic factors and speculative actions. The Central Bank of Turkey has implemented a floating exchange rate regime, which has been in effect since February 2001. In an attempt to address the severe depreciation in value of the Turkish lira due to a period of chronic inflation, the Turkish government replaced the Turkish lira with the new Turkish lira at a rate of 1,000,000 old lira to 1 new Turkish lira on January 1, 2005. In addition, the Bank has from time to time intervened in the foreign exchange market by conducting foreign exchange purchase auctions and other forms of intervention, usually in cases of excess volatility in the floating exchange rate regime. The government may impose other restrictions on the foreign exchange market, such as by restricting the ability to convert lira into foreign currencies. Factors that might affect the likelihood of the government's imposing these or other exchange control restrictions include the level of Turkey's foreign debt, the extent of Turkey's foreign exchange reserves, regional hostilities, terrorist activities or social unrest, including unresolved issues in Turkey's relations with Greece, and the level of untaxed economic activities due to Turkey's substantial unregistered economy.

- *South African rand*

The exchange rate between the South African rand and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in South Africa or elsewhere, and by macroeconomic factors and speculative actions. The South African Reserve Bank allows the rand to float freely against the U.S. dollar and does not have fixed exchange rate targets, although it intervenes in the market to achieve policy goals, such as attempting to limit inflation. From 1996 to 1998, the South African rand was impacted by a currency crisis and depreciated significantly. After expending large amounts of its currency reserves in 1998 to defend the South African rand, the South African Reserve Bank publicly stated that it would no longer try to protect any predetermined level of the South African rand over a sustained period. In addition, the South African government abolished in 1995 the dual exchange rate

JPMORGAN CHASE & CO.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

system under which exchange controls were imposed upon both foreigners and residents, leaving in place exchange controls on the movement of capital by South African residents only, although some restrictions remain on capital outflows in connection with large foreign investments. Any abolition or reduction of exchange controls on capital movements by residents may impact on the South African rand, although the degree of such impact would depend on the precise policy parameters, in conjunction with prevailing market conditions.

- *Israeli shekel*

  The exchange rate between the Israeli new shekel and the U.S. dollar is primarily affected by the supply and demand for the two currencies but is also heavily influenced by the actions of the central bank of Israel, the Bank of Israel, and is also influenced significantly from time to time by political or economic developments in Israel or elsewhere, and by macroeconomic factors and speculative actions. Since 1986, the value of the shekel has been linked to a basket of currencies. The shekel was based on the U.S. dollar, German mark, pound sterling, French franc, and Japanese yen until 1999, at which point the mark and franc were exchanged for the euro. Israel has from time to time experienced political volatility and has been subject to ongoing security concerns. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Since 2005, when Israel withdrew from the Gaza strip, terrorist violence in Israel has increased. If the level of violence increases in the future, Israel's capital markets, the level of tourism in Israel and foreign investment in Israel, among other things, may suffer. The conflicts with the Hamas-led Palestinian Authority and with Hezbollah in Lebanon may worsen and potentially affect Israel's economic condition. In addition, political instability may affect the stability of the Israeli economy.

- *Chinese renminbi*

  The exchange rate between the Chinese renminbi and the U.S. dollar is managed by the Chinese government, and may also be influenced by political or economic developments in the People's Republic of China or elsewhere and by macroeconomic factors and speculative actions. From 1994 to 2005, the Chinese government used a managed floating exchange rate system, under which the People's Bank of China (the "People's Bank") allowed the renminbi to float against the U.S. dollar within a very narrow band around the central exchange rate published daily by the People's Bank.

  In July 2005, the People's Bank revalued the renminbi by 2% and announced that in the future it would set the value of the renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. In addition, the People's Bank recently announced that the reference basket of currencies used to set the value of the renminbi will be based on a daily poll of onshore market dealers and other undisclosed factors. Movements in the exchange rate between the Chinese renminbi and the U.S. dollar within the narrow band established by the People's Bank result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies.

  To the extent that management of the renminbi by the People's Bank has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government's management of the Chinese renminbi could result in significant movement in the value of the renminbi. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the People's Republic of China and the United States, including economic and political developments in other countries.

- *Indian rupee*

  The exchange rate between the Indian rupee and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in India or elsewhere, and by macroeconomic factors and speculative actions. During the past decade, the Indian government has pursued policies of economic liberalization and deregulation, but the government's role in the economy has remained significant. From 1993 to 2003, the Indian rupee depreciated, but an increase in foreign investment in India led to strengthening of the Indian rupee from 2003 to 2007. In 2008, the Indian rupee depreciated rapidly against the U.S. dollar, owing to the global dollar liquidity shortage, heavy withdrawals of portfolio investment from India and purchases of U.S. dollars by Indian banks to fund their overseas operations. The Indian government allows the exchange rate to float freely, without a fixed target or band, but the Reserve Bank of India will intervene when it deems necessary to preserve stability. It also has the ability to restrict the conversion of rupees into foreign currencies, and under certain circumstances investors that seek to convert rupees into foreign currency must obtain the approval of the Reserve Bank of India. Factors that might affect the likelihood of the government's imposing these or other exchange control restrictions include political pressure related to recent inflation and its effect on exporters, the extent of India's foreign currency reserves, the balance of payments, the extent of governmental surpluses and deficits, the size of India's debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which India may be subject.

JPMORGAN CHASE & CO.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities^{SM}

- *South Korean won*

  The exchange rate between the Korean won and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in the Republic of Korea or elsewhere and by macroeconomic factors and speculative actions. Prior to 1997, the South Korean government permitted exchange rates to float within a daily range of 2.25%. In response to economic difficulties in 1997, the government expanded the range of permitted exchange rate fluctuations to 10%. In December 1997, the government eliminated the daily exchange rate band and the Korean won now floats according to market forces. During the Asian financial crisis of 1997, the Korean won lost roughly half of its value against the U.S. dollar and did not recover to pre-crisis levels until 2006. While the Korean won is currently allowed to float freely, any existing or future restrictions on currency exchange in the Republic of Korea could affect the exchange rate between the Korean won and the U.S. dollar.

- *New Taiwan dollar*

  The exchange rate between the Taiwan dollar and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments and by macroeconomic factors and speculative actions. The Taiwan dollar has been allowed to float according to market forces since 1989, but the government has from time to time intervened to minimize fluctuation of the exchange rate and to prevent significant declines of the Taiwan dollar with respect to the U.S. dollar. In addition, the exchange rate may be affected by developments in relations between Taiwan and the People's Republic of China which has threatened to use military force to gain control over Taiwan in certain limited circumstances, such as a declaration of independence by Taiwan.

- *Malaysian ringgit*

  The exchange rate between the Malaysian ringgit and the U.S. dollar is primarily affected by the supply and demand for the two currencies but is also heavily influenced by the actions of the central bank of Malaysia, Bank Negara Malaysia ("BNM"). The Malaysian ringgit was heavily impacted by the Asian financial crisis of 1997/1998. In the wake of the market driven devaluation, the Malaysian government announced that it would peg the Malaysian ringgit to the U.S. dollar. This peg remained in place until July 2005 when, following a similar announcement by the government of China related to the renminbi, the Malaysian government announced it was removing the peg and would allow the Malaysian ringgit to operate in a managed float. The BNM monitors the exchange rate for the Malaysian ringgit against a basket of currencies. The components of the basket are not disclosed. Factors that might affect the Malaysian government's policy with respect to the Malaysian ringgit include the extent of Malaysia's foreign currency reserves, the monetary policy of neighboring regional powers such as China, the balance of payments, the extent of governmental surpluses and deficits, the size of Malaysia's debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which Malaysia may be subject.

- **Even though the basket currencies and U.S. dollar trade around-the-clock, the PLUS will not**. Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the PLUS, if any, will not conform to the hours during which the basket currencies and U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the PLUS. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **The recent global financial crisis or any future financial crisis can be expected to heighten currency exchange risks**. In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the basket currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the PLUS and your return on your investment in the PLUS at maturity.

- **Currency market disruptions may adversely affect your return.** The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the spot rates and the currency performance. These events

JPMorgan Chase & Co.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities^{SM}

may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. MS-11-A-I for further information on what constitutes a market disruption event.

- **Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the PLUS.** The hedging or trading activities of the issuer's affiliates and of any other hedging counterparty with respect to the PLUS on or prior to the pricing date and prior to maturity could have adversely affected, and may continue to adversely affect the value of the basket currencies, and, as a result, could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could have affected the value of the basket currencies on the pricing date and, therefore, could have increased the level that the basket currencies must reach on the valuation date before you receive a payment at maturity that exceeds the issue price of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the final basket value and, accordingly, the amount of cash an investor will receive at maturity.

- **Secondary trading may be limited.** The PLUS will not be listed on a securities exchange. There may be little or no secondary market for the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. JPMS may act as a market maker for the PLUS, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which JPMS is willing to buy the PLUS. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the PLUS.

- **The tax consequences of an investment in the PLUS are unclear**. There is no direct legal authority as to the proper U.S. federal income tax characterization of the PLUS, and we do not intend to request a ruling from the IRS regarding the PLUS. The IRS might not accept, and a court might not uphold, the characterization and tax treatment of the PLUS described in "Fact Sheet — General Information — Tax considerations" in this document and in "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-11-A-I. If the IRS were successful in asserting an alternative characterization or treatment for the PLUS, the timing and character of income on the PLUS could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the PLUS is properly treated as a debt instrument denominated in a foreign currency. The PLUS are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the PLUS for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

JPMorgan Chase & Co.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

Historical Information

The graph below is calculated to show the performance of the basket relative to the U.S. dollar during the period from January 6, 2006 through February 18, 2011 assuming that the basket currencies are equally weighted as set out above and that the basket closing value on January 6, 2006 was 100. The graph illustrates the effect of any offset and/or correlation among the basket currencies during such period. The graph does not take into account the leverage factor or the maximum payment at maturity on the PLUS, nor does it attempt to show your expected return on an investment in the PLUS. You cannot predict the future performance of any of the basket currencies or of the basket as a whole, or whether the strengthening of any of the basket currencies relative to the U.S. dollar will be offset by the weakening of other basket currencies, based on their historical performance. The historical performance of the basket and the degree of correlation between the trends of the basket currencies (or lack thereof) should not be taken as an indication of the future performance.



**Historical Basket Performance
January 6, 2006 to February 18, 2011**

Source: Bloomberg & JPMorgan

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

The following tables set forth the published high and low exchange rates, as well as end-of-quarter exchange rates, for each of the basket currencies for each quarter in the period from January 2, 2006 through February 22, 2011. The graph following each basket currency's table below sets forth the weekly exchange rates of the relevant basket currency for the period from January 6, 2006 to February 18, 2011. We obtained the information in the tables and graphs below from Bloomberg Financial Markets, without independent verification. The historical exchange rates of the basket currencies should not be taken as an indication of future performance, and no assurance can be given as to the exchange rates on the valuation date.

MXN (# MXN / USD)	High	Low	Period End
2006			
First Quarter	11.0160	10.4352	10.8740
Second Quarter	11.4806	10.8520	11.3400
Third Quarter	11.2500	10.7714	10.9837
Fourth Quarter	11.0914	10.7317	10.8188
2007			
First Quarter	11.2083	10.7685	11.0448
Second Quarter	11.0180	10.7155	10.8076
Third Quarter	11.1954	10.7378	10.9355
Fourth Quarter	11.0161	10.6540	10.9088
2008			
First Quarter	10.9972	10.6434	10.6434
Second Quarter	10.5830	10.2683	10.3097
Third Quarter	11.0315	9.8581	10.9339
Fourth Quarter	13.9000	10.9600	13.6944
2009			
First Quarter	15.5665	13.3803	14.1737
Second Quarter	14.0461	12.9463	13.1850
Third Quarter	13.7483	12.8290	13.5020
Fourth Quarter	13.7618	12.6357	13.0903
2010			
First Quarter	13.2139	12.3610	12.3610
Second Quarter	13.1465	12.1523	12.9403
Third Quarter	13.1995	12.4991	12.5925
Fourth Quarter	12.5920	12.2026	12.3603
2011			
First Quarter (through February 22, 2011)	12.2474	11.9811	12.1330



Mexican peso
January 6,2006 through February 18, 2011
(expressed as units of MXN per USD)

Source: Bloomberg

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

BRL (#BRL / USD)	High	Low	Period End
2006			
First Quarter	2.3364	2.1040	2.1640
Second Quarter	2.3525	2.0555	2.1650
Third Quarter	2.2244	2.1230	2.1690
Fourth Quarter	2.2000	2.1310	2.1355
2007			
First Quarter	2.1520	2.0395	2.0590
Second Quarter	2.0475	1.9025	1.9291
Third Quarter	2.0562	1.8330	1.8330
Fourth Quarter	1.8484	1.7355	1.7790
2008			
First Quarter	1.8335	1.6625	1.7597
Second Quarter	1.7400	1.5907	1.6040
Third Quarter	1.9625	1.5598	1.9060
Fourth Quarter	2.5120	1.9179	2.3145
2009			
First Quarter	2.4506	2.1695	2.3233
Second Quarter	2.2733	1.9214	1.9528
Third Quarter	2.0035	1.7664	1.7664
Fourth Quarter	1.7930	1.7002	1.7445
2010			
First Quarter	1.8860	1.7215	1.7783
Second Quarter	1.8841	1.7270	1.8047
Third Quarter	1.7927	1.6876	1.6876
Fourth Quarter	1.7403	1.6533	1.6600
2011			
First Quarter (through February 22, 2011)	1.6890	1.6475	1.6721



Brazilian real
January 6,2006 through February 18, 2011
(expressed as units of BRL per USD)

Source: Bloomberg

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

CLP (#CLP / USD)	High	Low	Period End
2006			
First Quarter	534.9500	513.5500	526.3500
Second Quarter	550.3500	511.0000	538.8500
Third Quarter	546.8500	530.7500	535.1000
Fourth Quarter	537.2200	522.0400	533.3800
2007			
First Quarter	549.3500	534.7400	539.2700
Second Quarter	539.6400	517.0300	527.5500
Third Quarter	526.8200	510.4700	510.4700
Fourth Quarter	515.4500	493.5000	497.9500
2008			
First Quarter	497.5800	430.8800	437.0800
Second Quarter	524.6500	434.2500	524.6500
Third Quarter	558.9500	490.5500	552.3500
Fourth Quarter	683.2500	560.7500	637.2500
2009			
First Quarter	641.1300	573.2000	584.9500
Second Quarter	601.5000	530.1500	533.2500
Third Quarter	559.4500	532.0000	549.5000
Fourth Quarter	555.7500	492.6500	507.4500
2010			
First Quarter	550.7300	487.8600	524.1700
Second Quarter	546.3500	512.5400	545.9500
Third Quarter	540.6000	484.0500	484.0500
Fourth Quarter	494.7500	467.9500	468.0000
2011			
First Quarter (through February 22, 2011)	499.0000	465.6700	472.2300



Chilean peso
January 6,2006 through February 18, 2011
(expressed as units of CLP per USD)

Source: Bloomberg

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

PLN (# PLN / USD)	High	Low	Period End
2006			
First Quarter	3.2853	3.1112	3.2366
Second Quarter	3.2899	2.9982	3.1792
Third Quarter	3.2268	2.9994	3.1336
Fourth Quarter	3.1203	2.8514	2.9032
2007			
First Quarter	3.0542	2.8841	2.8950
Second Quarter	2.8860	2.7539	2.7832
Third Quarter	2.8593	2.6425	2.6425
Fourth Quarter	2.6795	2.4263	2.4707
2008			
First Quarter	2.5285	2.2259	2.2268
Second Quarter	2.2437	2.1258	2.1300
Third Quarter	2.4645	2.0241	2.4107
Fourth Quarter	3.0856	2.4259	2.9614
2009			
First Quarter	3.8953	2.9277	3.5004
Second Quarter	3.4976	3.1284	3.1701
Third Quarter	3.1889	2.8009	2.8727
Fourth Quarter	2.9411	2.7106	2.8634
2010			
First Quarter	3.0165	2.7897	2.8581
Second Quarter	3.4929	2.8278	3.3890
Third Quarter	3.3248	2.9073	2.9073
Fourth Quarter	3.1140	2.7452	2.9619
2011			
First Quarter (through February 22, 2011)	3.0161	2.8190	2.9115

Polish zloty
January 6,2006 through February 18, 2011
(expressed as units of PLN per USD)



Source: Bloomberg

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

TRY (#TRY / USD)	High	Low	Period End
2006			
First Quarter	1.3590	1.3028	1.3483
Second Quarter	1.7077	1.3175	1.5870
Third Quarter	1.5988	1.4380	1.5128
Fourth Quarter	1.5160	1.4160	1.4173
2007			
First Quarter	1.4547	1.3815	1.3892
Second Quarter	1.3888	1.3007	1.3134
Third Quarter	1.3870	1.2066	1.2066
Fourth Quarter	1.2236	1.1640	1.1705
2008			
First Quarter	1.3358	1.1487	1.3358
Second Quarter	1.3265	1.2083	1.2232
Third Quarter	1.2870	1.1536	1.2693
Fourth Quarter	1.7393	1.2729	1.5405
2009			
First Quarter	1.8066	1.5110	1.6649
Second Quarter	1.6546	1.5218	1.5404
Third Quarter	1.5618	1.4530	1.4830
Fourth Quarter	1.5280	1.4439	1.4986
2010			
First Quarter	1.5530	1.4501	1.5182
Second Quarter	1.6130	1.4708	1.5843
Third Quarter	1.5803	1.4456	1.4456
Fourth Quarter	1.5626	1.3950	1.5443
2011			
First Quarter (through February 22, 2011)	1.6145	1.5404	1.5983

Turkish lira
January 6,2006 through February 18, 2011
(expressed as units of TRY per USD)



Source: Bloomberg

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

ZAR (# ZAR / USD)	High	Low	Period End
2006			
First Quarter	6.3547	5.9590	6.1765
Second Quarter	7.4268	5.9606	7.1730
Third Quarter	7.7693	6.7335	7.7693
Fourth Quarter	7.8812	6.9302	7.0061
2007			
First Quarter	7.5035	6.9146	7.2550
Second Quarter	7.2838	6.8895	7.0426
Third Quarter	7.4750	6.8210	6.8712
Fourth Quarter	7.0646	6.4953	6.8626
2008			
First Quarter	8.1651	6.7419	8.0922
Second Quarter	8.1425	7.4668	7.8199
Third Quarter	8.3543	7.2201	8.2884
Fourth Quarter	11.6500	8.2415	9.3213
2009			
First Quarter	10.6350	9.2950	9.5124
Second Quarter	9.3609	7.7147	7.7147
Third Quarter	8.2635	7.3181	7.5086
Fourth Quarter	7.9662	7.2338	7.3890
2010			
First Quarter	7.8004	7.2835	7.2835
Second Quarter	7.9595	7.2292	7.6714
Third Quarter	7.7528	6.9454	6.9678
Fourth Quarter	7.1525	6.6276	6.6276
2011			
First Quarter (through February 22, 2011)	7.2907	6.6275	7.1667



South African rand
January 6,2006 through February 18, 2011
(expressed as units of ZAR per USD)

Source: Bloomberg

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

ILS (# ILS / USD)	High	Low	Period End
2006			
First Quarter	4.7240	4.5968	4.6635
Second Quarter	4.6460	4.4220	4.4300
Third Quarter	4.5532	4.3015	4.3042
Fourth Quarter	4.3370	4.1700	4.2164
2007			
First Quarter	4.2680	4.1580	4.1580
Second Quarter	4.2810	3.9400	4.2521
Third Quarter	4.3405	4.0180	4.0180
Fourth Quarter	4.0443	3.8300	3.8560
2008			
First Quarter	3.8560	3.3830	3.5400
Second Quarter	3.6385	3.2370	3.3523
Third Quarter	3.6335	3.2160	3.4590
Fourth Quarter	4.0273	3.4565	3.7810
2009			
First Quarter	4.2450	3.7739	4.2149
Second Quarter	4.2599	3.8980	3.9370
Third Quarter	3.9880	3.7250	3.7670
Fourth Quarter	3.8155	3.6895	3.7866
2010			
First Quarter	3.7911	3.6780	3.6950
Second Quarter	3.8880	3.6800	3.8880
Third Quarter	3.9050	3.6360	3.6395
Fourth Quarter	3.6927	3.5246	3.5246
2011			
First Quarter (through February 22, 2011)	3.7210	3.5201	3.6477



Israeli new shekel
January 6,2006 through February 18, 2011
(expressed as units of ILS per USD)

Source: Bloomberg

JPMorgan Chase & Co.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities^{SM}

CNY (# CNY / USD)	High	Low	Period End
2006			
First Quarter	8.0702	8.0172	8.0172
Second Quarter	8.0265	7.9943	7.9943
Third Quarter	8.0048	7.8965	7.9041
Fourth Quarter	7.9149	7.8051	7.8051
2007			
First Quarter	7.8170	7.7258	7.7258
Second Quarter	7.7350	7.6132	7.6132
Third Quarter	7.6095	7.5036	7.5061
Fourth Quarter	7.5201	7.2971	7.2971
2008			
First Quarter	7.3071	7.0105	7.0120
Second Quarter	7.0184	6.8543	6.8543
Third Quarter	6.8760	6.8109	6.8460
Fourth Quarter	6.8850	6.8152	6.8255
2009			
First Quarter	6.8487	6.8235	6.8336
Second Quarter	6.8374	6.8199	6.8307
Third Quarter	6.8360	6.8258	6.8263
Fourth Quarter	6.8305	6.8251	6.8271
2010			
First Quarter	6.8346	6.8255	6.8265
Second Quarter	6.8330	6.7814	6.7814
Third Quarter	6.8105	6.6880	6.6900
Fourth Quarter	6.6918	6.5897	6.5897
2011			
First Quarter (through February 22, 2011)	6.6377	6.5672	6.5800



Chinese renminbi
January 6,2006 through February 18, 2011
(expressed as units of CNY per USD)

Source: Bloomberg

JPMorgan Chase & Co.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

INR (# INR / USD)	High	Low	Period End
2006			
First Quarter	45.0925	44.1175	44.6225
Second Quarter	46.3900	44.6012	46.0400
Third Quarter	46.9950	45.7700	45.9250
Fourth Quarter	45.9715	44.2600	44.2600
2007			
First Quarter	44.6800	43.0450	43.4725
Second Quarter	43.0850	40.4850	40.7000
Third Quarter	41.3450	39.6900	39.7700
Fourth Quarter	39.8950	39.2500	39.4150
2008			
First Quarter	40.7350	39.2650	40.1100
Second Quarter	43.1000	39.7850	43.0550
Third Quarter	46.9800	42.0050	46.9800
Fourth Quarter	50.3500	46.6300	48.6750
2009			
First Quarter	51.9700	48.2600	50.7350
Second Quarter	50.5150	46.9650	47.9050
Third Quarter	49.0900	47.5300	48.1050
Fourth Quarter	47.7450	46.0550	46.5275
2010			
First Quarter	46.8050	44.8950	44.9500
Second Quarter	47.7050	44.2850	46.4525
Third Quarter	47.3600	44.9400	44.9650
Fourth Quarter	45.9450	44.1000	44.7050
2011			
First Quarter (through February 22, 2011)	45.9075	44.6150	45.2650

Indian rupee
January 6,2006 through February 18, 2011
(expressed as units of INR per USD)



Source: Bloomberg

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

KRW (# KRW / USD)	High	Low	Period End
2006			
First Quarter	1007.9500	961.6000	971.6500
Second Quarter	970.8000	927.8000	948.7000
Third Quarter	965.7500	942.0000	946.5000
Fourth Quarter	963.8500	913.9000	930.0000
2007			
First Quarter	950.2500	925.6500	940.6000
Second Quarter	937.3500	923.0000	923.6000
Third Quarter	946.9000	913.9000	915.2500
Fourth Quarter	943.7000	902.1000	936.0500
2008			
First Quarter	1021.0500	936.0000	991.0000
Second Quarter	1050.5000	973.9000	1047.2500
Third Quarter	1186.5000	995.0500	1186.5000
Fourth Quarter	1514.5000	1190.5000	1259.5500
2009			
First Quarter	1582.3000	1259.5500	1367.2500
Second Quarter	1359.6000	1231.7800	1272.3500
Third Quarter	1305.2500	1175.6000	1175.6000
Fourth Quarter	1204.8500	1150.6000	1158.0500
2010			
First Quarter	1179.1300	1119.8500	1131.8500
Second Quarter	1252.0000	1104.2500	1231.2000
Third Quarter	1230.2000	1138.1500	1138.1500
Fourth Quarter	1171.2000	1105.9000	1124.8000
2011			
First Quarter (through February 22, 2011)	1131.3500	1102.2500	1131.3500



South Korean won
January 6,2006 through February 18, 2011
(expressed as units of KRW per USD)

Source: Bloomberg

JPMorgan Chase & Co.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities^{SM}

TWD (# TWD / USD)	High	Low	Period End
2006			
First Quarter	32.8100	31.8760	32.4580
Second Quarter	32.7500	31.3320	32.3780
Third Quarter	33.0980	32.2280	33.0980
Fourth Quarter	33.3160	32.2940	32.5900
2007			
First Quarter	33.1550	32.4010	33.0600
Second Quarter	33.4350	32.7350	32.8500
Third Quarter	33.1240	32.6690	32.6690
Fourth Quarter	32.6920	32.2380	32.4280
2008			
First Quarter	32.4950	29.9990	30.3800
Second Quarter	31.0100	30.1800	30.3600
Third Quarter	32.2450	30.3000	32.2450
Fourth Quarter	33.5900	32.1100	32.8200
2009			
First Quarter	35.2400	32.8180	33.9120
Second Quarter	33.8810	32.3680	32.8100
Third Quarter	33.1870	32.1640	32.1640
Fourth Quarter	32.5750	31.9900	31.9900
2010			
First Quarter	32.1350	31.7030	31.7600
Second Quarter	32.4430	31.2960	32.1320
Third Quarter	32.2500	31.2150	31.2280
Fourth Quarter	30.9980	29.1250	29.1560
2011			
First Quarter (through February 22, 2011)	29.5530	28.7800	29.55300



New Taiwan dollar
January 6,2006 through February 18, 2011
(expressed as units of TWD per USD)

Source: Bloomberg

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

MYR (# MYR / USD)	High	Low	Period End
2006			
First Quarter	3.7790	3.6831	3.6831
Second Quarter	3.6875	3.5765	3.6745
Third Quarter	3.6950	3.6415	3.6880
Fourth Quarter	3.6955	3.5280	3.5280
2007			
First Quarter	3.5300	3.4505	3.4575
Second Quarter	3.4830	3.3840	3.4525
Third Quarter	3.5155	3.4015	3.4075
Fourth Quarter	3.4095	3.3067	3.3067
2008			
First Quarter	3.3134	3.1560	3.1923
Second Quarter	3.2790	3.1355	3.2665
Third Quarter	3.4700	3.2150	3.4425
Fourth Quarter	3.6419	3.4410	3.4525
2009			
First Quarter	3.7390	3.4525	3.6440
Second Quarter	3.6425	3.4705	3.5160
Third Quarter	3.5900	3.4593	3.4593
Fourth Quarter	3.4819	3.3565	3.4415
2010			
First Quarter	3.4445	3.2610	3.2610
Second Quarter	3.3655	3.1778	3.2255
Third Quarter	3.2355	3.0845	3.0845
Fourth Quarter	3.1700	3.0600	3.0600
2011			
First Quarter (through February 22, 2011)	3.0797	3.0242	3.0537



**Malaysian ringgit
January 6,2006 through February 18, 2011
(expressed as units of MYR per USD)**

Source: Bloomberg

JPMorgan Chase & Co.

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

Supplemental Plan of Distribution

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the PLUS in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the PLUS, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-19 of the accompanying product supplement no. MS-11-A-I.

Where You Can Find More Information

You should read this document together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these PLUS are a part, and the more detailed information contained in product supplement no. MS-11-A-I dated February 1, 2011.

This document, together with the documents listed below, contains the terms of the PLUS, supplements the preliminary terms related hereto dated February 2, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. MS-11-A-I, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the PLUS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Product supplement no. MS-11-A-I dated February 1, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211000678/e41879_424b2.pdf
• Prospectus supplement dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
• Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

"Performance Leveraged Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley.